SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 2)


                                CERES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    156772105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         International Managed Care, LLC
                      c/o Insurance Partners Advisors, L.P.
                               54 Thompson Street
                            New York, New York 10012
                        Attention: Mr. Bradley E. Cooper
                                 (212) 898-8700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 January 3, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 31 Pages)

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 2 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INTERNATIONAL MANAGED CARE, LLC
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM MEMBERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                          [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,149,018 (1)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,149,018 (1)
--------------------------------------------------- --------- ---------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,149,018 (1)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           34.1%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO-LIMITED LIABILITY COMPANY
---------- ------------------------------------------------------------------------------------------------------------------------


(1) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON STOCK.


---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 3 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE PARTNERS, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,149,018 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                                      [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           34.1%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------

(1) SOLELY IN ITS CAPACITY AS SOLE MANAGING MEMBER OF INTERNATIONAL MANAGED
    CARE, LLC.

(2) INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
    STOCK.


---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 4 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,149,018 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                          [ ]
           EXCLUDES CERTAIN SHARES
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           34.1%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------



(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE PARTNERS,
         L.P., WHICH IS THE MANAGING MEMBER OF INTERNATIONA MANAGED CARE, LLC.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 5 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR MGP, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,149,018 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                          [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           34.1%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------


(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR,
         L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS, L.P.,
         WHICH IS THE MANAGING MEMBER OF INTERNATIONAL MANAGED CARE, LLC.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 6 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR MGP, INC.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM STOCKHOLDERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              5,149,018 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,149,018 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           34.1%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ------------------------------------------------------------------------------------------------------------------------



(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR MGP,
         L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE GENPAR, L.P.,
         WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS, L.P., WHICH IS
         THE MANAGING MEMBER OF INTERNATIONAL MANAGED CARE, LLC.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 1,399,733 SHARES OF COMMON
         STOCK.


---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 7 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INTERNATIONAL MANAGED CARE (BERMUDA), L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO -CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              2,599,166 (1)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              2,599,166 (1)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,599,166 (1)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           18.0%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------


(1)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 8 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              2,599,166 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           18.0%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------



(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INTERNATIONAL MANAGED
         CARE (BERMUDA), L.P.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 9 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR (BERMUDA), L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              2,599,166 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                        [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           18.0%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------



(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE PARTNERS
         OFFSHORE (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF
         INTERNATIONAL MANAGED CARE (BERMUDA), L.P.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 10 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR (BERMUDA) MGP, L.P.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM PARTNERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              2,599,166 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           18.0%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ------------------------------------------------------------------------------------------------------------------------



(1)      SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR
         (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE
         PARTNERS OFFSHORE (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF
         INTERNATIONAL MANAGED CARE (BERMUDA), L.P.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
         STOCK.

---------------------------------------------------------                        --------------------------------------------------
CUSIP No. 156772105                                                 13D                               Page 11 of 31 Pages
---------------------------------------------------------                        --------------------------------------------------

---------- ------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               INSURANCE GENPAR (BERMUDA) MGP, LTD.
---------- ------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [X]

---------- ------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              OO - CONTRIBUTIONS FROM SHAREHOLDERS
---------- ------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                        [ ]

---------- ------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           BERMUDA
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  0
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              2,599,166 (1)(2)
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              0
--------------------------------------------------- --------- ---------------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,599,166 (1)(2)
---------- ------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]
           NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           18.0%
---------- ------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- ------------------------------------------------------------------------------------------------------------------------



(1) SOLELY IN ITS CAPACITY AS SOLE GENERAL PARTNER OF INSURANCE GENPAR (BERMUDA) MGP, L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE GENPAR (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P., WHICH IS THE SOLE GENERAL PARTNER OF INTERNATIONAL MANAGED CARE (BERMUDA), L.P.

(2)      INCLUDES WARRANTS TO ACQUIRE AN AGGREGATE OF 772,995 SHARES OF COMMON
         STOCK.

ITEM 1.              SECURITY AND ISSUER.

           This Amendment No. 2 to Schedule 13D (this "Statement") amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on July 14, 1998, as amended by Amendment No. 1 filed on March 1, 1999, with respect to the common stock, par value $0.001 per share (the "Common Stock") of Ceres Group, Inc., formerly known as Central Reserve Life Corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company are located at 17800 Royalton Road, Strongsville, Ohio 44136.

ITEM 2.              IDENTITY AND BACKGROUND.

                     (a)       Name of Persons Filing this Statement:

                     This Statement is filed by (i) International Managed Care, LLC, a Delaware limited liability company ("IMC Delaware"), (ii) Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), (iii) Insurance GenPar, L.P., a Delaware limited partnership ("Insurance GenPar"), (iv) Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP"), (v) Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI"), (vi) International Managed Care Bermuda, L.P., a Bermuda limited partnership ("IMC Bermuda"), (vii) Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda"), (viii) Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("Insurance GenPar Bermuda"), (xi) Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP"), and (x) Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGPI"). IMC Delaware, IP Delaware, Insurance GenPar, IMGPLP, IMGPI, IMC Bermuda, IP Bermuda, Insurance GenPar Bermuda, IBMGPLP, and IBMGPI are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

                     (b)-(c) Residence or Business Address and Present Principal
                             Occupation:

                     IMC DELAWARE

                     IMC Delaware is a Delaware limited liability company, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IMC Delaware, which also serves as its principal office, is c/o Insurance Partners, L.P., 54 Thompson Street, New York, New York 10012. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IP Delaware, the sole managing member of IMC Delaware, is set forth below.

                     IP DELAWARE

                     IP Delaware is a Delaware limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Delaware, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar, the sole general partner of IP Delaware, is set forth below.

                     INSURANCE GENPAR

                     Insurance GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IP Delaware. The principal business address of Insurance GenPar, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPLP, the sole general partner of Insurance GenPar, is set forth below.

                     IMGPLP

                     IMGPLP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar. The principal business address of IMGPLP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPI, the sole general partner of IMGPLP, is set forth below.

                     IMGPI

                     IMGPI is a Delaware corporation, the principal business of which is serving as the sole general partner of IMGPLP. The principal business address of IMGPI, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present occupation or employment of each director, executive officer, and controlling person of IMGPI, are as follows:

                                     Residence or                                      Principal Occupation
      Name                           Business Address                                     or Employment
      ----                           ----------------                                     -------------
Robert A. Spass                     54 Thompson Street                   Managing Partner of Insurance Partners Advisors,
                                    New York, NY  10012                  L.P.

Daniel L. Doctoroff                 65 East 55th Street                  Managing Partner of Insurance Partners Advisors,
                                    New York, NY  10022                  L.P.

Steven B. Gruber                    65 East 55th Street                  Managing Partner of Insurance Partners Advisors,
                                    New York, NY  10022                  L.P.


                     Insurance Partners Advisors, L.P. is a Delaware limited partnership, the principal business of which is performing investment banking services for IP Delaware, IP Bermuda, and their portfolio companies. The principal business address of Insurance Partners Advisors, L.P., is 54 Thompson Street, New York, New York 10012.

                     IMC BERMUDA

                     IMC Bermuda is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Bermuda, which also serves as its principal office, is c/o Insurance Partners Offshore (Bermuda), L.P., Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IP Bermuda, the sole general partner of IMC Bermuda, is set forth below.

                     IP BERMUDA

                     IP Bermuda is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar Bermuda, the sole general partner of IP Bermuda, is set forth below.

                     INSURANCE GENPAR BERMUDA

                     Insurance GenPar Bermuda is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of IP Bermuda. The principal business address of Insurance GenPar Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the

Exchange Act, information with respect to IBMGPLP, the sole general partner of Insurance GenPar Bermuda, is set forth below.

                     IBMGPLP

                     IBMGPLP is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar Bermuda. The principal business address of IBMGPLP, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IBMGPI, the sole general partner of IBMGPLP, is set forth below.

                     IBMGPI

                     IBMGPI is a Bermuda corporation, the principal business of which is serving as the sole general partner of IBMGPLP. The principal business address of IBMGPI, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present occupation or employment of each director, executive officer, and controlling person of IMGPI, are as follows:


                                                            Residence or                         Principal Occupation
       Name                                               Business Address                          or Employment
       ----                                               ----------------                          -------------
Robert A. Spass                                              See above                                See above
Daniel L. Doctoroff                                          See above                                See above
Steven B. Gruber                                             See above                                See above
Kenneth E.T. Robinson                                Appleby, Spurling & Kempe                         Attorney
                                                          41 Cedar Avenue
                                                     Hamilton, HM 12, Bermuda
Jill Virgil-Smith                                    Appleby, Spurling & Kempe                         Attorney
                                                          41 Cedar Avenue
                                                     Hamilton, HM 12, Bermuda

           Appleby, Spurling & Kempe is a law firm based in Bermuda. Its principal business address is 41 Cedar Avenue, Hamilton, HM 12, Bermuda.

                     (d) Convictions in Criminal Proceedings During the Last 5
                         Years:

                     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e) Proceedings Involving Federal or State Securities Laws:

                     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)       Citizenship:

                     All of the natural persons identified in this Item 2 are citizens of the United States of America.


ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           As more fully described in Item 6 below, IP Delaware contributed 3,749,285 shares of Common Stock and warrants to purchase 1,399,733 shares of Common Stock to IMC Delaware and IP Bermuda contributed 1,826,171 shares of Common Stock and warrants to purchase 772,995 shares of Common Stock to IMC Bermuda. Such contributions were consummated on January 3, 2000. Both IMC Delaware and IMC Bermuda used contributions from their respective partners to fund such contributions.

ITEM 4.              PURPOSE OF TRANSACTION.

           The Reporting Persons consummated the transaction described herein in order to acquire a significant interest in the Company and for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, without limitation, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so, including, without limitation, any restrictions set forth in the Stockholders Agreement described in Item 6 below, the Voting Agreement described in Item 6 below, the Amended and Restated Articles of Incorporation of the Company, and the Code of Regulations of the Company.

           In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

           As part of the contributions, each of IMC Delaware and IMC Bermuda acquired warrants to acquire additional shares of Common Stock (as described in Item 3 above) and will likely exercise their respective warrants in the future. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.              INTEREST IN SECURITIES OF ISSUER.

                     (a) According to the most recently available filing with the Securities and Exchange Commission by the Issuer and information known to the Reporting Persons, there are 13,687,727 shares of Common Stock outstanding. If IMC Delaware's warrant to acquire 1,399,733 shares of Common Stock were exercised, 15,087,460 shares would be outstanding. If IMC Bermuda's warrant to acquire 772,995 shares of Common Stock were exercised, 14,460,722 shares of Common Stock would be outstanding. If both warrants were exercised, 15,860,455 shares of Common Stock would be outstanding.

                     IMC DELAWARE

                     IMC Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.1% of the 15,087,460 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     IP DELAWARE

                     In its capacity as the managing member of IMC Delaware, IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.1% of the 15,087,460 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     INSURANCE GENPAR

                     In its capacity as the sole general partner of IP Delaware, which is the managing member of IMC Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.1% of the 15,087,460 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     IMGPLP

                     In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.1% of the 15,087,460 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     IMGPI

                     In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,149,018 shares of Common Stock, which constitutes approximately 34.1% of the 15,087,460 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     IMC BERMUDA

                     IMC Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.0% of the 14,460,722 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

                     IP BERMUDA

                     In its capacity as the sole general partner of IMC Bermuda, IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.0% of the 14,460,722 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

                     INSURANCE GENPAR BERMUDA

                     In its capacity as the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.0% of the 14,460,722 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

                     IBMGPLP

                     In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.0% of the 14,460,722 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

                     IBMGPI

                     In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda,

IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,599,166 shares of Common Stock, which constitutes approximately 18.0% of the 14,460,722 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

                     The Reporting Persons may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act) 7,748,184 shares of Common Stock, which constitutes approximately 48.9% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

                     Because each of IMC Delaware and IMC Bermuda is a party to the Voting Agreement dated July 1, 1998 by and among the Company and the securityholders listed on the signature pages thereof (which is incorporated herein by reference to Exhibit 1 of the Company's Schedule 13D Statement dated July 14, 1998), it may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act), 14,687,076* shares of Common Stock, which constitutes approximately 79.4% of the shares of Common stock deemed


----------------------------

* Includes 3,749,285 shares of Common Stock and warrants to acquire 1,399,733 shares of Common Stock (which are immediately exercisable) owned by IMC Delaware. Includes 1,826,171 shares of Common Stock and warrants to acquire 772,995 shares of Common Stock (which are immediately exercisable) owned by IMC Bermuda. Also includes the following beneficially owned shares (collectively, the "Disclaimed Shares"), (i) 1,204,744 shares of Common Stock, warrants (which are immediately exercisable) to acquire 532,781 shares of Common Stock, guarantee warrants (which are immediately exercisable) to acquire 500,000 shares of Common Stock and options (which are immediately exercisable) to acquire 250,000 shares of Common Stock owned by Peter W. Nauert; (ii) 985,933 shares of Common Stock, warrants (which are immediately exercisable) to acquire 360,455 shares of Common Stock and guarantee warrants (which are immediately exercisable) to acquire 300,000 shares of Common Stock owned by Richard M. Osborne, as Manager of Turkey Vulture Fund XIIII, Ltd.; (iii) 480,009 shares of Common Stock and warrants (which are immediately exercisable) to acquire 181,818 shares of Common Stock owned by Medical Mutual of Ohio; (iv) 400,000 shares of Common Stock owned by Lunn-Ceres, LLC; (v) 240,003 shares of Common Stock and warrants (which are immediately exercisable) to acquire 90,909 shares of Common Stock owned by LEG Partners SBIC, L.P.; (vi) 231,818 shares of Common Stock and warrants (which are immediately exercisable) to acquire 90,909 shares of Common Stock owned by Michael A. Cavataio; (vii) 122,885 shares of Common Stock, warrants (which are immediately exercisable) to acquire 50,737 shares of Common Stock, guarantee warrants (which are immediately exercisable) to acquire 100,000 shares of Common Stock and options (which are immediately exercisable) to acquire 25,000 shares of Common Stock owned by Billy B. Hill, Jr.; (viii) 154,279 shares of Common Stock and options (which are immediately exercisable) to acquire 75,000 shares of Common Stock owned by Val Rajic; (ix) 90,909 shares of Common Stock and warrants (which are immediately exercisable) to acquire 45,455 shares of Common Stock owned by Howard R. Conant; (x) 90,909 shares of Common Stock and warrants (which are immediately exercisable) to acquire 45,454 shares of Common Stock owned by Joseph Cusimano IRA; (xi) 90,875 shares of Common Stock owned by Glen A. Laffoon; (xii) 7,177 shares of Common Stock, warrants (which are immediately exercisable) to acquire 2,968 shares of Common Stock and options (which are immediately exercisable) to acquire 40,000 shares of Common Stock owned by Charles E. Miller, Jr.; (xiii) 25,000 shares of Common Stock owned by Sally J. Krogh; (xiv) 25,000 shares of Common Stock owned by Kenneth A. Mannino; (xv) 16,987 shares of Common Stock and warrants (which are immediately exercisable) to acquire 7,124 shares of Common Stock owned by Bruce (Continued...)

outstanding pursuant to Rule 13d-3(a)(1)(i) of the Exchange Act. Each of IMC Delaware and IMC Bermuda disclaims beneficial ownership of all of the Disclaimed Shares as defined in the footnote below.

                     (b) Of the 7,748,184 shares of Common Stock which each of the Reporting Persons may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner, each of the Reporting Persons has sole voting and dispositive power in respect of none of such shares and shared voting and dispositive power in respect of all such shares.

                     (c) Except as set forth herein or in the Exhibits filed herewith, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

                     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Pursuant to the Contribution and Amendment Agreement dated as of February 16, 1999 (the "IMC Delaware Contribution Agreement"), by and among IP Delaware, International Managed Care Co-Investment, LLC ("IMCCI"), Peter Small, Robert Morrison and Mark H. Tabak, IP Delaware agreed to contribute to IMC Delaware, an aggregate of 3,749,285 shares of Common Stock and warrants to purchase an aggregate of 1,399,733 shares of Common Stock. A copy of the IMC


----------------------------
Henry; (xvi) 13,082 shares of Common Stock and warrants (which are immediately exercisable) to acquire 8,048 shares of Common Stock owned by Ralph Alexander;
(xvii) 9,000 shares of Common Stock and warrants (which are immediately exercisable) to acquire 2,639 shares of Common Stock owned by Anthony Pino; (xviii) 6,967 shares of Common Stock and warrants (which are immediately exercisable) to acquire 2,273 shares of Common Stock owned by Marc C. Krantz;
(xix) 5,965 shares of Common Stock and warrants (which are immediately exercisable) to acquire 2,272 shares of Common Stock owned by the Krantz Family Limited Partnership; (xx) 6,000 shares of Common Stock owned by John Cochrane;
(xxi) 4,069 shares of Common Stock and warrants (which are immediately exercisable) to acquire 1,319 shares of Common Stock owned by Richard Kusnic;
(xxii) 4,000 shares of Common Stock owned by Andrew A. Boemi; (xxiii) 2,783 shares of Common Stock and warrants (which are immediately exercisable) to acquire 132 shares of Common Stock owned by Ronald Kolowski; (xxiv) 2,226 shares of Common Stock and warrants (which are immediately exercisable) to acquire 1,319 shares of Common Stock owned by John Kertis; and (xxv) 1,000 shares of Common Stock and warrants (which are immediately exercisable) to acquire 660 shares of Common Stock owned by George Gehringer.

Delaware Contribution Agreement is attached hereto as Exhibit 1. Pursuant to the Contribution and Amendment Agreement dated as of February 16, 1999 (the "IMC Bermuda Contribution Agreement"), by and among IP Bermuda, IMCCI, Peter Small, Robert Morrison and Mark H. Tabak, IP Bermuda agreed to contribute to IMC Bermuda, an aggregate of 1,826,171 shares of Common Stock and warrants to purchase an aggregate of 772,995 share of Common Stock. A copy of the IMC Bermuda Contribution Agreement is attached hereto as Exhibit 2. The IMC Delaware Contribution Agreement and the IMC Bermuda Contribution Agreement are sometimes collectively referred to herein as the "IMC Contribution Agreements."

           In connection with a Joinder Agreement dated as of January 3, 2000 (the "IMC Delaware Joinder Agreement"), between the Company and IMC Delaware, a copy of which is attached hereto as Exhibit 3, and a Joinder Agreement dated as of January 3, 2000 between the Company and IMC Bermuda, a copy of which is attached hereto as Exhibit 4 (the "IMC Bermuda Joinder Agreement" and together with the IMC Delaware Joinder Agreement, the "IMC Joinder Agreements"), IMC Delaware and IMC Bermuda became parties to the Registration Rights Agreement dated as of July 1, 1998 (the "Registration Rights Agreement") among the Company and the persons signatory thereto as amended by Amendment No. 1 to Registration Rights Agreement, dated February 16, 1999. The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 2 to the Company's Schedule 13D Statement dated July 14, 1998 and Amendment No. 1 to Registration Rights Agreement which is incorporated herein by reference to Exhibit 7.3 of the Company's Amendment to Schedule 13D Statement dated February 17, 1999.

           Pursuant to the Registration Rights Agreement, as amended, the parties thereto, who are holders of at least $5,000,000 of the then current market value of the outstanding Common Stock, have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request that the Company at any time register under the Securities Act of 1933, as amended (the "Securities Act"), at the Company's expense, all or any part of the shares of Common Stock owned by such parties (a "Demand Registration"). The Company has agreed to pay for all registration expenses for (i) two Demand Registrations initiated by IP Delaware, (ii) one Demand Registration initiated by the Fund, and (ii) one Demand Registration initiated by SAP. Each of the parties to the Registration Rights Agreement has certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

           In connection with the IMC Joinder Agreements, IMC Delaware and IMC Bermuda became parties to the Voting Agreement dated as of July 1, 1998 (the "Voting Agreement") between the Company, IP Delaware, IP Bermuda, and each of the security holders listed on the signature pages thereof. The description of the Voting Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, which is incorporated herein by reference to Exhibit 1 to the Company's Schedule 13D Statement dated July 14, 1998.

           Pursuant to the Voting Agreement, each of the parties thereto and their respective transferees who execute the Voting Agreement shall cause the Board of Directors to consist of nine directors, some or all, as applicable, of whom shall consist of the following individuals: (i) (a) four individuals designated by IP Delaware and IP Bermuda, so long as IP Delaware, IP Bermuda, their respective affiliates, the respective officers, directors, and employees of the foregoing, and the respective limited partners of IP Delaware and IP Bermuda (collectively, the "IP Group") own Common Stock equal to at least 75% of the Common Stock owned by the IP Group on July 3, 1998, (b) three individuals designated by IP Delaware and IP Bermuda, so long as the IP Group owns Common Shares equal to at least 50%, but less than 75% of the Common Stock owned by the IP Group on July 3, 1998, (c) two individuals designated by IP Delaware and IP Bermuda, so long as the IP Group owns Common Stock equal to at least 25%, but less than 50%, of the Common Stock owned by the IP Group on July 3, 1998, and
(d) one individual designated by IP Delaware and IP Bermuda, so long as the IP Group owns Common Stock equal to at least 10%, but less than 25%, of the Common Stock owned by the IP Group on July 3, 1998; (ii) (a) two individuals designated by Strategic Acquisition Partners, LLC ("SAP"), so long as SAP and its affiliates (the "SAP Group") own Common Stock equal to at least 50% of the Common Stock owned by the SAP Group on July 3, 1998, and (b) one individual designated by SAP, so long as the SAP Group owns Common Stock equal to at least 10% but less than 50% of the Common Stock owned by the SAP Group on July 3, 1998; (iii) one individual designated by Turkey Vulture Fund XIII, Ltd. (the "Fund"), so long as the Fund and its affiliates (the "Osborne Group"), own Common Stock equal to at least 25% of the Common Stock owned by the Osborne Group on July 3, 1998; (iv) John F. Novatney, Jr. until the earlier to occur of
(A) December 31, 1999 or (B) the first date as of which the Company does not have a class of equity securities registered under the Exchange Act; (v) Fred Lick, Jr. until the earlier to occur of (A) December 31, 1999 or (B) the first date as of which the Company does not have a class of equity securities registered under the Exchange Act or (C) expiration of the remaining term of his employment agreement with the Company, as amended; provided that so long as the Company has a class of equity securities registered under the Exchange Act, at least two directors remaining on the Board of Directors shall be "independent" as such term is defined under the applicable Nasdaq National Market System, Inc. standards (such directors are referred to herein as "Independent Directors"); provided that none of IP Delaware, IP Bermuda, SAP, or the Fund shall be required to designate an individual that constitutes an Independent Director so long as two individuals who constitute Independent Directors are nominated to serve as directors and IP Delaware, IP Bermuda, SAP, and the Fund vote for their election; and provided further that the Company shall not voluntarily be delisted from the Nasdaq National Market System, Inc. except in connection with a going private transaction or if the Company becomes listed on another national securities exchange. Under Nasdaq National Market System, Inc. standards, the term "independent director" means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Voting Agreement, each of the parties thereto and their respective transferees who execute the Voting Agreement, granted each of IP Delaware, SAP and the Fund a proxy to vote the shares of Common Stock held by such person, in the event such person fails to vote its Common Stock in accordance with the foregoing provisions of this paragraph.

           The Voting Agreement further provides that no party thereto or their transferees may effect, cause to be effected, or permit any voluntary or involuntary sale, assignment, or transfer ("Transfer") of any shares of Common Stock or Common Stock Equivalents (as defined therein) or any interest therein, except for Transfers pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, unless the transferee agrees to be bound by the provisions of the Voting Agreement and the Stockholders Agreement (as hereinafter defined) and such Transfer is, where applicable, made in compliance with the terms of the Stockholders Agreement. Any Transfer not complying with the provisions of the Voting Agreement shall be void ab initio, shall not be effective for any purpose, and any purported transferee of such a Transfer shall not acquire any right or interest in such Common Stock.

           In connection with the IMC Joinder Agreements, IMC Delaware and IMC Bermuda became parties to the Stockholders Agreement dated as of July 1, 1998 (the "Stockholders Agreement") between the Company, IP Delaware, IP Bermuda, and each of the security holders listed on the signature pages thereto. The description of the Stockholders Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders Agreement, which is incorporated herein by reference to the Company's Schedule 13D Statement dated July 14, 1998.

           Pursuant to the Stockholders Agreement, each of IP Delaware, IP Bermuda, SAP, the Fund, and their respective transferees who become parties thereto ("Shareholder Parties") are provided certain rights in respect of its outstanding Common Stock in the event of certain sales of Common Stock by other Shareholder Parties. Specifically, if IMC Delaware or IMC Bermuda dispose of Common Stock representing more than 20% of the outstanding Common Stock , the IP Group has the right to require each non-selling Shareholder Party (each a "Co-Seller") to transfer a portion of its Common Stock which represents the same percentage of the fully diluted Common Stock held by such Co-Seller as the Common Stock being disposed of by the IP Group represent of the fully diluted Common Stock held by the IP Group. All Common Stock transferred pursuant to the foregoing provision of the Stockholders Agreement will be sold at the same price and time and otherwise be treated identically with the Common Stock being sold by the IP Group.

           The Stockholders Agreement further provides that if any Shareholder Party desires to effect a transfer of Common Stock (other than a transfer in an underwritten public offering pursuant to an effective registration statement under the Securities Act) representing more than 20% of the outstanding Common Stock, then the selling Shareholder Party must make an offer to each Co-Seller to include in the proposed sale a portion of such Co-Seller's Common Stock which represents the same percentage of such Co-Seller's fully diluted Common Stock being sold by the selling Shareholder Party represent of its fully diluted Common Stock.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

1 Contribution and Amendment Agreement dated as of February 16, 1999, by and among Insurance Partners, L.P., International Managed Care Co-Investment, LLC, Peter Small, Robert Morrison and Mark H. Tabak.

2 Contribution and Amendment Agreement dated as of February 16, 1999, by and among Insurance Partners Offshore (Bermuda), L.P., International Managed Care Co-Investment, LLC, Peter Small, Robert Morrison and Mark H. Tabak.

3 Joinder Agreement dated as of January 3, 2000, by and among Ceres Group, Inc. and International Managed Care, LLC.

4 Joinder Agreement dated as of January 3, 2000, by and among Ceres Group, Inc. and International Managed Care (Bermuda), L.P.

Incorporated by     Form of Common Stock Purchase Warrant.
reference to
Appendix A of the
Company's Proxy
Statement dated
May 28, 1998.

Incorporated by     Registration Rights Agreement dated as of July 1, 1998, by
reference to        and among Central Reserve Life Corporation, Insurance
Exhibit 2 of the    Partners, L.P., Insurance Partners Offshore (Bermuda), L.P.,
Company's Schedule  and each of the persons and entities set forth on the
13D Statement       signature pages thereto.
dated July 14,
1998.

Incorporated by     Voting Agreement dated as of July 1, 1998, by and among
reference to        Central Reserve Life Corporation, Insurance Partners, L.P.,
Exhibit 1 of        Insurance Partners Offshore (Bermuda), L.P., and each of the
the Company's       security holders listed on the signature pages thereto.
Schedule 13D
Statement dated
July 14, 1998.

Incorporated by     Stockholders Agreement dated as of July 1, 1998, by and
reference to        among Central Reserve Life Corporation, Insurance Partners,
Exhibit 3 of        L.P., Insurance Partners Offshore (Bermuda), L.P., and each
the Company's       of the security holders listed on the signature pages
Schedule 13D        thereto.
Statement dated
July 14, 1998.

Incorporated by     Amendment No. 1 to the Registration Rights Agreement, dated
reference to        as of February 16, 1999, by and among Ceres Group, Inc. and
Exhibit 7.3         the persons and entities set forth in the signature pages
of the Company's    attached thereto.
Amendment to
Schedule 13D
Statement dated
February 17, 1999.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  January 3, 2000.


   INTERNATIONAL MANAGED CARE, LLC, a Delaware limited liability company

        By:        Insurance Partners, L.P., a Delaware limited
                   partnership, its managing member

                   By:       Insurance GenPar, L.P., a Delaware
                             limited partnership, its general partner

                        By:       Insurance GenPar MGP, L.P.,
                                  a Delaware limited partnership, its
                                  general partner

                                  By:       Insurance GenPar MGP, Inc., a
                                            Delaware corporation, its General
                                            Partner

                                            By:   /s/ Robert A. Spass
                                                  ------------------------------
                                                  Name:Robert A. Spass
                                                  Title:    President

   INSURANCE PARTNERS, L.P., a Delaware limited partnership

        By: Insurance GenPar, L.P., a Delaware limited partnership, its general partner

                   By: Insurance GenPar MGP, L.P., a Delaware limited partnership, its general partner

                        By: Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                                  By:  /s/ Robert A. Spass
                                       -----------------------------------------
                                       Name:Robert A. Spass
                                       Title:     President

   INSURANCE GENPAR, L.P., a Delaware limited partnership

        By:        Insurance GenPar MGP, L.P., a Delaware limited
                   partnership, its general partner

                   By: Insurance GenPar MGP, Inc., a Delaware corporation, its general partner

                             By: /s/ Robert A. Spass
                                 -------------------------------------
                                 Name:Robert A. Spass
                                 Title: President


   INSURANCE GENPAR MGP, L.P., a Delaware limited partnership

        By: Insurance GenPar MGP, Inc., a Delaware corporation, its general partner

                   By:  /s/ Robert A. Spass
                        ----------------------------------------------
                        Name:Robert A. Spass
                        Title:    President

   INSURANCE GENPAR MGP, INC., a Delaware corporation

   By:  /s/ Robert A. Spass
        ----------------------------------------------
        Name: Robert A. Spass
        Title:     President

   INTERNATIONAL MANAGED CARE (BERMUDA), L.P., a Bermuda limited partnership

        By:        Insurance Partners Offshore (Bermuda), L.P., a
                   Bermuda limited partnership, its general partner

                   By: Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership, its general partner

                             By:       Insurance GenPar (Bermuda) MGP,
                                       L.P., a Bermuda limited partnership, its
                                       general partner

                                       By:        Insurance GenPar (Bermuda)
                                       MGP, Ltd., a Bermuda corporation, its
                                       general partner

                                       By:  /s/  Robert A. Spass
                                            ------------------------------------
                                            Name: Robert A. Spass
                                            Title:     President


   INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P., a Bermuda limited partnership

        By: Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership, its general partner

                   By: Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership, its general partner

                        By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its general partner

                             By:  /s/ Robert A. Spass
                                  ----------------------------------------------
                                  Name:Robert A. Spass
                                  Title:    President

   INSURANCE GENPAR (BERMUDA), L.P., a Bermuda limited partnership

        By:        Insurance GenPar (Bermuda) MGP, L.P., a
                   Bermuda limited partnership, its general partner

                   By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its general partner

                             By:  /s/ Robert A. Spass
                                  -------------------------------------
                                  Name:Robert A. Spass
                                  Title:    President


   INSURANCE GENPAR (BERMUDA) MGP, L.P., a Bermuda limited partnership

        By: Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its general partner

                   By:  /s/ Robert A. Spass
                        -----------------------------------------------
                        Name:Robert A. Spass
                        Title:    President



   INSURANCE GENPAR (BERMUDA) MGP, LTD., a Bermuda corporation

   By:  /s/ Robert A. Spass
        --------------------------------------------------------
        Name: Robert A. Spass
        Title:     President

                                  EXHIBIT INDEX


1 Contribution and Amendment Agreement dated as of February 16, 1999, by and among Insurance Partners, L.P., International Managed Care Co-Investment, LLC, Peter Small, Robert Morrison and Mark H. Tabak.

2 Contribution and Amendment Agreement dated as of February 16, 1999, by and among Insurance Partners Offshore (Bermuda), L.P., International Managed Care Co-Investment, LLC, Peter Small, Robert Morrison and Mark H. Tabak.

3 Joinder Agreement dated as of January 3, 2000, by and among Ceres Group, Inc. and International Managed Care, LLC.

4 Joinder Agreement dated as of January 3, 2000, by and among Ceres Group, Inc. and International Managed Care (Bermuda), L.P.

Incorporated by     Form of Common Stock Purchase Warrant.
reference to
Appendix A of the
Company's Proxy
Statement dated
May 28, 1998.

Incorporated by     Registration Rights Agreement dated as of July 1, 1998, by
reference to        and among Central Reserve Life Corporation, Insurance
Exhibit 2 of the    Partners, L.P., Insurance Partners Offshore (Bermuda), L.P.,
Company's Schedule  and each of the persons and entities set forth on the
13D Statement       signature pages thereto.
dated July 14,
1998.

Incorporated by     Voting Agreement dated as of July 1, 1998, by and among
reference to        Central Reserve Life Corporation, Insurance Partners, L.P.,
Exhibit 1 of        Insurance Partners Offshore (Bermuda), L.P., and each of the
the Company's       security holders listed on the signature pages thereto.
Schedule 13D
Statement dated
July 14, 1998.

Incorporated by     Stockholders Agreement dated as of July 1, 1998, by and
reference to        among Central Reserve Life Corporation, Insurance Partners,
Exhibit 3 of        L.P., Insurance Partners Offshore (Bermuda), L.P., and each
the Company's       of the security holders listed on the signature pages
Schedule 13D        thereto.
Statement dated
July 14, 1998.

Incorporated by     Amendment No. 1 to the Registration Rights Agreement, dated
reference to        as of February 16, 1999, by and among Ceres Group, Inc. and
Exhibit 7.3         the persons and entities set forth in the signature pages
of the Company's    attached thereto.
Amendment to
Schedule 13D
Statement dated
February 17, 1999.